Exhibit 4.1
FIRST MIDWEST BANCORP, INC.
Description of Securities Registered Under Section 12 of the
Securities Exchange Act of 1934
The following description of the securities of First Midwest Bancorp, Inc. (“First Midwest”) is a summary, does not purport to be complete and is qualified in its entirety by reference to First Midwest’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated By-Laws (the “By-Laws”), copies of which are incorporated by reference as Exhibits 3.1 through 3.4 to First Midwest’s annual report on Form 10-K for the year ended December 31, 2019 to which this Exhibit 4.1 is attached. For a complete description, refer to the Certificate of Incorporation, By-Laws and applicable provisions of relevant law, including applicable provisions of the General Corporation Law of the State of Delaware and federal law governing bank holding companies.
Pursuant to the Certificate of Incorporation, First Midwest is authorized to issue two hundred fifty million (250,000,000) shares of common stock, $0.01 par value per share, and one million (1,000,000) shares of preferred stock, without par value. As of December 31, 2019, First Midwest had one class of securities, its common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended. As of December 31, 2019, First Midwest had no shares of preferred stock outstanding.
Because First Midwest is a holding company, the rights of First Midwest to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of First Midwest stockholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that First Midwest itself may be a creditor of that subsidiary with recognized claims. Claims on First Midwest’s subsidiaries by creditors other than First Midwest will include substantial obligations with respect to deposit liabilities and purchased funds.
COMMON STOCK
Dividends
Subject to the rights of any series of preferred stock authorized by First Midwest’s board of directors as provided by the Certificate of Incorporation, holders of common stock are entitled to dividends as and when declared by the board of directors out of funds legally available for the payment of dividends.
Voting Rights
Each holder of First Midwest common stock has one vote for each share held on matters presented for consideration by the stockholders. Except as otherwise required by law or provided in any resolution adopted by First Midwest’s board of directors with respect to any series of preferred stock, the holders of common stock possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

Preemptive and Conversion Rights
Holders of First Midwest common stock have no preemptive rights and no right to convert their stock into any other securities.
Redemption and Sinking Fund
There are no redemption or sinking fund provisions applicable to First Midwest common stock. Holders of the common stock will have no liability for further calls or assessments and will not be personally liable for the payment of First Midwest’s debts except as they may be liable by reason of their own conduct or acts.
Issuance of Stock
The Certificate of Incorporation authorizes First Midwest’s board of directors to authorize the issuance of shares of common stock without stockholder approval. However, the common stock is listed on the Nasdaq Stock Market, which requires stockholder approval of the issuance of additional shares of common stock under certain circumstances.
Liquidation Rights
In the event of liquidation or dissolution, subject to the rights of any outstanding series of preferred stock and creditors of First Midwest, holders of First Midwest common stock are entitled to share in all assets remaining for distribution to holders of common stock according to their interests therein.
Listing
First Midwest’s common stock is listed for trading on the Nasdaq Stock Market under the symbol “FMBI.”
PREFERRED STOCK
The Certificate of Incorporation authorizes the First Midwest board of directors to authorize the issuance of shares of First Midwest preferred stock without stockholder approval. The First Midwest board of directors is authorized to divide the preferred stock into series and, subject to applicable law, to fix for any series of preferred stock the number of shares of such series and the voting powers (if any), designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and any other special or relative rights that may be desired for any such series. As of December 31, 2019, First Midwest had no shares of preferred stock outstanding. If and when any First Midwest preferred stock is issued, the holders of First Midwest preferred stock may have a preference over holders of First Midwest common stock in the payment of dividends, upon liquidation of First Midwest, in respect of voting rights and in the redemption of the capital stock of First Midwest.

CERTAIN ANTI-TAKEOVER MATTERS
The Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts. These provisions include the following:
Filling Vacancies on Board of Directors
Under the Certificate of Incorporation, any vacancy occurring in First Midwest’s board of directors will be filled by a majority vote of the remaining directors.
Advance Notice Requirements
The Certificate of Incorporation establishes procedures that stockholders must follow to nominate persons for election to First Midwest’s board of directors or make other proposals. Generally, the stockholder making the nomination or proposal must deliver a written notice to First Midwest’s secretary not less than 120 nor more than 180 days prior to the date of the meeting. The notice must contain certain information specified in the Bylaws.
Limitation on Ability of Stockholders to Call Special Meetings
The Certificate of Incorporation provides that special meetings of the stockholders may only be called by the board of directors, the chairman of the board or the president of First Midwest; provided that, a special meeting may be called by the holders of at least 51% of the voting power of the then outstanding shares of capital stock of First Midwest entitled to vote generally in the election of directors solely for the purpose of removing a director or directors for cause.
Amendment of Certificate of Incorporation and Bylaws
The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal most provisions of the Certificate of Incorporation; provided, however, if any proposal to alter, amend or repeal any such provision is approved by 80% of the board of directors, then in such case only the affirmative vote as is required by law or as may otherwise be required by the Certificate of Incorporation of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal such provision. The Bylaws may be amended only upon the affirmative vote of a majority of all of the directors or upon the affirmative vote of the holders of at least 67% of the voting power of the then outstanding shares of capital stock entitled to vote.
Higher Vote for Certain Business Combinations
The Certificate of Incorporation also contains an “affiliated transaction provision.” The affiliated transaction provision provides that, notwithstanding any vote required by law or if no vote is required by law, a supermajority of at least 80% of all the votes that the holders of capital stock are entitled to cast shall be required for the approval of such transactions. Such supermajority approval would be required for:
3

•a merger or consolidation involving any “Interested Stockholder” (as defined below);
•a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an Interested Stockholder having an aggregate fair market value of $5 million or more; and
•certain transactions, including certain sales of securities to any Interested Stockholder, a plan of liquidation proposed by an Interested Stockholder or a reclassification of securities, recapitalization or other transaction that has the effect of increasing the proportionate holding of an Interested Stockholder.
For the purpose of the affiliated transaction provision, an “Interested Stockholder” includes any person or entity who directly or indirectly owns or controls 5% or more of First Midwest’s voting power. The supermajority approval requirement does not apply to any transaction that is either approved by a majority of disinterested directors or if certain pricing and procedural requirements are met.
Considerations for Board of Directors in Evaluation of Certain Acquisition Proposals
Pursuant to an offer to tender or exchange any First Midwest capital stock or enter into any agreement to merge or consolidate First Midwest or any of its subsidiaries with another person, in connection with the exercise of the board of directors’ judgment in determining First Midwest’s best interests and the best interests of its stockholders, the Certificate of Incorporation requires the board of directors to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, the following factors and any other factors it deems relevant:
•the social and economic effects of the transaction on First Midwest and its subsidiaries, including First Midwest’s employees, depositors, loan and other customers and creditors and those of its subsidiaries and the communities in which First Midwest and its subsidiaries operate or are located; and
•the business and financial condition and the earning prospects of any prospective acquiring person and the possible effect of such conditions on First Midwest and its subsidiaries and the communities in which First Midwest and its subsidiaries operate or are located; and
•the competence, experience, and integrity of any prospective acquiring person and its management.
Issuance of Preferred Stock to Deter Takeover Attempts
The Certificate of Incorporation provides the board of directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the board of directors to deter future attempts to gain control of First Midwest. The board of directors has sole authority to determine the terms of any series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to issue a series of preferred stock to persons friendly to management. Such an issuance could be used by the board of directors in an attempt to block a post-tender offer merger or other transaction by which a third party seeks a change in control of First Midwest.
4